

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2021

Mary Jane Raymond
Chief Financial Officer and Treasurer
II-VI INC
375 Saxonburg Blvd
Saxonburg, PA 16056

      Re: II-VI INC
          Form 10-K for the Fiscal Year ended June 30, 2020
          File No. 001-39375

Dear Ms. Raymond:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences